As filed with the Securities and Exchange Commission on June 11, 2021

File No. 812-15079

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO

SECTION 6(C) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN

ORDER OF EXEMPTION FROM ALL PROVISIONS OF THE ACT AND ALL

RULES AND REGULATIONS THEREUNDER, EXCEPT AS OTHERWISE

SPECIFIED IN THIS APPLICATION

WCB Investment Pool LLC

Written and oral communications regarding this Application should be addressed to:

Carl J. Watry

WCB Investment Pool LLC

Manager

1017 Front Avenue

Columbus, GA 31902

(706) 571-6083

(706) 571-3404

With copies to:

Steven B. Boehm, Esq.

Jeanne M. Waters, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW Suite 700

Washington, DC 20001

(202) 383-0100

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:	)
	)	FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO
WCB Investment Pool LLC	)	SECTION 6(C) OF THE INVESTMENT
1017 Front Avenue Columbus, GA 31902)		COMPANY ACT OF 1940 FOR AN
	)	ORDER OF EXEMPTION FROM ALL
	)	PROVISIONS OF THE ACT AND ALL
	)	RULES AND REGULATIONS
	)	THEREUNDER, EXCEPT AS
	)	OTHERWISE SPECIFIED IN THIS
	)	APPLICATION
)
Investment Company Act of 1940
File No. 812-15079

I. INTRODUCTION

The undersigned Applicant, WCB Investment Pool LLC (“Pool LLC”), hereby files this first amended and restated application (the “Application”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from all of the provisions of the Act and all rules and regulations thereunder, except as otherwise specified in this Application. Under Section 6(c), the U.S. Securities and Exchange Commission (the “Commission”) may exempt any person, security or transaction from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Pool LLC believes that the requested exemption from all provisions of the Act and all rules and regulations thereunder (except as otherwise specified in this Application) meets these standards, as Pool LLC is a private investment company wholly owned and controlled by a single family.

II. APPLICANT

A.	Background

W.C. Bradley Co. (“WCB”) was created in 1885 by William Clark Bradley (“W.C. Bradley”) primarily as a cotton factoring business. Over the next one hundred and thirty-five years, WCB expanded to invest in and purchase various other enterprises, including but not limited to textile mills, commercial and consumer appliances, and iron works. In 1919, W.C.

Bradley participated in an investment syndicate that purchased The Coca-Cola Company. Sometime in the 1930s, W.C. Bradley contributed a portion of his shares in The Coca-Cola Company (the “Stock”) to WCB.

B.	Ownership and Status under the Act

WCB remains owned solely by W.C. Bradley family members within the meaning of Rule 202(a)(11)(G)-1(d)(6)-(7) of the Investment Advisers Act of 1940 (the “Advisers Act”) (“Family Members”).1 Today, all seats on the board of directors of WCB (the “WCB Board”) are filled either by Family Members or non-Family Members who are not WCB shareholders. As of May 15, 2021, 178 Family Members own WCB shares, including 54 Family Members who received their shares directly from WCB or by a transfer other than a gift or bequest and 124 additional Family Members who have received their shares solely by bequest or gift (together, “Shareholders”). There are also six institutional lenders unrelated and unaffiliated with any Family Member holding certain long-term debt instruments (“Debtholders”). In addition, 14 Family Members who had received their shares directly from W.C. Bradley are now deceased (the “Former Shareholders”). All of the Former Shareholders transferred their WCB shares to Family Members by gift or bequest.

WCB currently meets the definition of an “investment company” under Section 3(a)(1)(C) because it is engaged in the business of holding “investment securities” as defined in the Act, including the Stock, with a value exceeding 40% of the value of its total assets. However, WCB currently relies on Section 3(c)(1) to be excluded from the definition of “investment company” under the Act. That subsection provides an exclusion from the definition of investment company for issuers not making or presently proposing to make a public offering and whose securities are beneficially owned by not more than 100 persons and no beneficial owner of at least 10% of its securities is itself an investment company or an entity excepted from the definition of an investment company. Further, Rule 3c-6 provides that beneficial ownership by persons who acquired their securities solely by gift or bequest is deemed to be beneficial ownership by the transferor. WCB is eligible to rely on Section 3(c)(1) because it is only deemed to have 74 beneficial owners by virtue of Rule 3c-6. The 74 beneficial owners of WCB include the 54 Family Members who received their shares directly from WCB or by a transfer other than a gift or bequest, the 14 Former Shareholders and the six Debtholders. Therefore, Applicant believes that WCB has fewer than 100 beneficial owners.2

C.	Pool LLC

WCB’s investment in the Stock is the subject of this Application. Since it was acquired by WCB, the value of the Stock has grown substantially. The WCB Board has now determined

[1]	Family member means all lineal descendants (including by adoption, stepchildren, foster children, and individuals that were a minor when another family member became a legal guardian of that individual) of a common ancestor (who may be living or deceased), and such lineal descendants' spouses or spousal equivalents; provided that the common ancestor is no more than 10 generations removed from the youngest generation of family members. Former family member means a spouse, spousal equivalent, or stepchild that was a family member but is no longer a family member due to a divorce or other similar event.

[2]	WCB could not rely on Section 3(c)(7) because not all Family Members meet the requirements to be qualified purchasers.

that it is in the best interest of the Shareholders to diversify WCB’s investment portfolio. Accordingly, WCB sold 35% of the Stock in 2017 and another 21% in 2020, and continues to work on diversifying its investment portfolio, and is investing the net proceeds in a diversified portfolio that will include traditional and alternative investments (the “Portfolio”). A newly formed committee of the WCB Board (the “WCB Board Investment Committee”) oversees the Portfolio, which is being managed by an independent third party. As authorized by the WCB Board, the Portfolio is held by Pool LLC. Pool LLC is and will continue to be 100% owned and controlled by WCB until such time as the WCB Board determines that it is in the best interest of the Shareholders to distribute ownership of Pool LLC to the Shareholders. Upon the WCB Board’s determination that it is in the best interests of the Shareholders to distribute ownership of Pool LLC to the Shareholders, Shareholders will receive a membership interest in Pool LLC corresponding to their respective proportionate interests in WCB (collectively, the “Transaction”). Debtholders will not receive any interest in Pool LLC as a result of the Transaction.

Pool LLC, a Delaware limited liability company, was formed on January 14, 2019, as a single member, manager managed LLC. WCB’s direct wholly-owned subsidiary, W.C. Bradley Investments LLC (“Investments”), is the sole member of Pool LLC. Currently, Pool LLC has four managers, three of whom are Family Members (the “Pool LLC Managers”). Prior to the Transaction, the WCB Board intends to cause the operating agreement of Pool LLC to be amended to provide for and elect additional Pool LLC Managers. At all times, a majority of the Pool LLC Managers will be Family Members. The Pool LLC Managers are appointed by Pool LLC’s sole member, Investments.

The Pool LLC Managers will serve as the Pool LLC Managers subsequent to the Transaction subject to the terms of the amended operating agreement of Pool LLC. The sole purpose of Pool LLC subsequent to the Transaction will be to hold and manage the securities in the best interests of Family Members who will be its investors. One hundred percent (100%) of the membership interest in Pool LLC will be owned by Family Members in the same proportion as they currently do in WCB. There are currently 178 Family Members that, immediately following the Transaction, would be owners of Pool LLC and eligible to rely on the relief requested in this Application to invest in Pool LLC. Non-Family Members will not be permitted to acquire any interests in Pool LLC. In the future, Family Members will acquire membership units in Pool LLC by gift or bequest from initial Pool LLC members or by the purchase of Pool LLC units from other Family Members. Subsequent to the Transaction, no individual Family Member, nor any trusts, partnerships and other entities established for the exclusive benefit of, or exclusively owned by, any individual Family Member, will own in excess of 10% of the units of Pool LLC.

Similar to shares of WCB, Pool LLC’s units have not been, and will not be, offered or sold to the public or any non-Family Members. Ownership interests in Pool LLC will be subject to transfer restrictions similar to those which are imposed on shares of WCB. Prior to the Transaction, the WCB Board intends to cause the operating agreement of Pool LLC to be amended to prohibit the sale or other transfer of units of Pool LLC to any non-Family Member other than to Applicant itself by redemption. The amended operating agreement of Pool LLC will also prohibit any transfer that would cause Pool LLC to violate the requirements for reliance on the exclusion from the definition of investment company under Section 3(c)(1). As a result, a market outside of Family Members never will develop for units in Pool LLC. The only exit strategies available to a member of Pool LLC will be to surrender units for redemption by Pool LLC at fair market value at such times and on such terms as determined by the Pool LLC Managers, or to sell, gift, pass via will or trust, or contribute units to Family Members. Any discretion exercised by Pool LLC Managers regarding the timing and terms of any redemption will be based on their duty to ensure that no individual is treated in a manner that would unfairly impact one or more other members.

D.	Management and Investment Policy

Investments, is presently the sole member of Pool LLC, and WCB is the sole member of Investments. The WCB Board Investment Committee currently oversees the management of the Portfolio. Following the Transaction, the Pool LLC Managers will oversee the Portfolio, which may include establishing subcommittees of the Pool LLC Managers tasked with specific responsibilities associated with oversight of the Portfolio and investment managers. As noted above, at all times, a majority of the Pool LLC Managers will be Family Members. Following the Transaction, the Pool LLC Managers will be elected by members of Pool LLC in a manner substantially similar to the manner in which WCB currently elects the WCB Board, which will entail the selection of Pool LLC Manager nominees by a nominating committee of the Pool LLC Managers and their subsequent recommendation to the members of Pool LLC for their approval at an annual meeting of members of Pool LLC.

The WCB Board Investment Committee has adopted an investment policy statement for the Portfolio and it is anticipated that subsequent to the Transaction that the Pool LLC Managers will continue the investment policy adopted by the WCB Board Investment Committee. In addition, WCB has selected a third-party registered investment adviser to manage the Portfolio (the “Manager”). Pursuant to an investment management agreement with the Manager (the “Management Agreement”), Pool LLC will pay an annual management fee (the “Management Fee”) based on the assets of Pool LLC, which will include breakpoints that automatically reduce the Management Fee rate as the Portfolio’s assets under management increases. The Management Fee will be payable on a quarterly basis. The performance of the Manager will be reviewed by the Pool LLC Managers at least on a quarterly basis. It is anticipated that the Pool LLC Managers will continue the engagement of the Manager following the Transaction and will have the power to modify any investment policy statement, including the ability to remove or add investment managers based upon performance expectations and results.

In supporting Pool LLC, the Manager will seek to optimize performance within guidelines set by the Pool LLC Managers and subject to its ongoing supervision. In order to mitigate conflicts of interest and effect risk management, Pool LLC will adopt a code of ethics similar to those used by internally managed registered investment companies and will also be subject to WCB’s “Values Code” which sets forth a number of requirements related to the prevention of conflicts of interest, the protection of confidential information and compliance with laws. Pool LLC Managers will regularly review management fees paid and director compensation and qualification to ensure that the best interests of Family Members are being served. WCB may provide administrative services to Pool LLC, the scope of which will be dependent upon the scope of administrative services that the Manager and other third parties such as account custodians and accountants will provide.

Pool LLC will promote transparency in decision-making through detailed quarterly and annual reports to Family Members. In addition, the financial statements of Pool LLC will be audited by an independent public accounting firm annually.

III. APPLICANT’S PROPOSAL

A.	Reason for Proposal

Pool LLC is seeking an order pursuant to Section 6(c) for an exemption from all of the provisions of the Act and all rules and regulations thereunder, except as otherwise specified in this Application. Pool LLC submits that Section 3(c)(1) evidences the intention of Congress to exclude “private” investment companies from the scope of the Act. Under Section 6(c), the Commission may exempt any person, security or transaction from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Pool LLC believes that the requested exemption from all provisions of the Act and all rules and regulations thereunder (except as otherwise specified in this Application) meets these standards, as it is a private investment company wholly owned and controlled by a single family.

Pool LLC members will be the same Family Members who currently own WCB, Pool LLC will function similarly to WCB, and Pool LLC’s purpose will be to benefit the same Family Members. Accordingly, Pool LLC requests that the Commission provide exemptive relief from the Act for Pool LLC to ensure consistency of treatment between WCB and Pool LLC, as well as their Family Members’ investments in both entities.

B.	Alternatives Considered

Similarly situated companies, such as WCB, typically rely on Section 3(c)(1) and Rule 3c-6 for an exclusion from regulation under the Act, as discussed above. However, also as discussed above, this exclusion is not available to Pool LLC because there are over 100 Family Members and they will be receiving their interest in Pool LLC as a result of a proportionate distribution from WCB in the Transaction, rather than directly from W.C. Bradley or by virtue of gift or bequest from other Family Members. Further, as noted above, Pool LLC could not rely on Section 3(c)(7) of the Act because not all Family Members would be qualified purchasers.

IV. RELIEF REQUESTED

Pursuant to Section 6(c), Pool LLC requests an exemption from all of the provisions of the Act and all rules and regulations thereunder, except as otherwise specified in this Application.

Pool LLC believes that the exemption requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, as discussed below. The exemption requested is consistent with relief granted by the Commission to other private investment companies that have more than 100 beneficial owners and that are substantially owned and controlled by a single family.

As indicated above, Pool LLC has designed and implemented a structure for the family investment enterprise, subject to such changes as may be necessary and desirable in connection with complying with the terms and conditions of any order granted by the Commission.

V. DISCUSSION OF RELIEF REQUESTED

A.	Prior Relief Granted

Pool LLC submits that its request for an order under Section 6(c) is consistent with relief granted by the Commission to other private investment companies that have more than 100 beneficial owners and that are substantially owned and controlled by a single family.3 Pool LLC is a private investment vehicle which it believes is not intended to be within the scope of the Act and believes that the protections of the Act are not necessary for investors in exclusively family-owned, private enterprises such as Pool LLC.

1. Family Ownership. The Commission has granted relief for entities where ownership is concentrated, entirely or in substantial part, in one family or group of families with related interests, and transfer restrictions were imposed to maintain such concentrated ownership. Similarly, units in Pool LLC are, and will continue to be pursuant to the conditions of this Application, held entirely by Family Members. Transfers for value by existing owners other than to other Family Members or by redemptions will be prohibited. Ownership interests in Pool LLC will be subject to transfer restrictions similar to those which are imposed on shares of WCB. Prior to the Transaction, the WCB Board intends to cause the operating agreement of Pool LLC to be amended to prohibit the sale or other transfer of units of Pool LLC to any non-Family Member other than to Applicant itself by redemption. The amended operating agreement of Pool LLC will also prohibit any transfer that would cause Pool LLC to violate the requirements for reliance on the exclusion from the definition of investment company under Section 3(c)(1). Ownership of Pool LLC therefore is substantially similar to the ownership structures that the Commission has previously approved in granting relief to family-owned enterprises.

2. Management. The applications with respect to which the Commission has granted relief also covered entities where family members or management entities owned and controlled, in

[3]	See, e.g., Jeffrey LLC, Application File No. 812-14624 (Feb. 9, 2017) and Release Nos. IC- 32526 (Mar. 7, 2017) (notice) and IC- 32590 (Apr. 4, 2017) (order); Leaning Pine II, L.L.C., Application File No. 812-14473 (Jan. 13, 2016) and Release Nos. IC-31959 (Jan. 15, 2016) (notice) and IC-31992 (Feb. 10, 2016) (order); Bessemer Securities LLC, Application File No. 812-10344 (Nov. 20, 1996) and Release Nos. IC-22377 (Dec. 6, 1996) (notice) and IC-22420 (Dec. 30, 1996) (order); THC Partners, Application File No. 812-10104 (May 22, 1996) and Release Nos. IC-21980 (May 23, 1996) (notice) and IC-22023 (June 18, 1996) (order); Pitcairn Group L.P., Application File No. 812-9694 (Nov. 10, 1995) and Release Nos. IC-21525 (Nov. 20, 1995) (notice) and IC-21616 (Dec. 20, 1995) (order); Heber J. Grant & Co., Application File No. 812-8412 (Jan. 24, 1994) and Release Nos. IC-20040 (Jan. 27, 1994) (notice) and IC-20091 (Feb. 23, 1994) (order); Bessemer Securities Corp., Application File No. 812-7752 (Dec. 19, 1991) and Release Nos. IC-18529 (Feb. 5, 1992) (notice) and IC-18594 (Mar. 3, 1992) (order); Richardson Corp., Application File No. 812-6999 (Aug. 29, 1988) and Release Nos. IC-16566 (Sept. 22, 1988) (notice) and IC-16606 (Oct. 21, 1988) (order); 5600, Inc., Application File No. 812-5940 (Sept. 21, 1987) and Release Nos. IC-16004 (Sept. 25, 1987) (notice) and IC-16067 (Oct. 21, 1987) (order); O-W Fund, Inc., Application File No. 812-4742 (Nov. 18, 1980) and Release Nos. IC-11597 (Feb. 2, 1981) (notice) and IC-11658 (Mar. 2, 1981) (order); In re Maritime Corp., 9 S.E.C. 906 (1941).

whole or in part, by family members were directly involved in the management, and/or the oversight and control, of Pool LLC’s investments. Similarly, the Pool LLC Managers will oversee the management of the Portfolio.

Pool LLC notes that substantially all of Pool LLC’s investments are managed on a day-to-day basis by the Manager, a Commission-registered investment adviser that owns no units in Applicant, subject to the oversight of the Pool LLC Managers. Pool LLC does not believe that its retention of the Manager, and the potential retention of any other registered investment advisers in the future, detracts from its sole purpose of serving as an investment vehicle for members of a single family. In addition, as registered investment advisers, the Manager and any other adviser that owns no units in Applicant may be retained by Pool LLC already would be subject to oversight by the Commission and compliance with the Advisers Act, each of which imposes duties on advisers to eliminate or mitigate conflicts of interest with investor clients.

In several of the prior applications for which the Commission has granted relief, the investment management functions of the relevant vehicle were not performed by family members but rather by unrelated investment advisers. Pool LLC therefore views its use of the Manager, an unrelated, Commission-registered investment adviser, as consistent with prior exemptive relief granted by the Commission.

The level of family oversight and control of Pool LLC’s investment activities also is consistent with circumstances under which the Commission has previously granted relief. Day-to-day oversight is conducted by the Manager, subject to the direction of the WCB Board Investment Committee. The WCB Board Investment Committee currently oversees Pool LLC’s investment activities by negotiating the Management Agreement with the Manager, establishing investment restrictions and guidelines, and reviewing the investments. Subsequent to the Transaction, the Pool LLC Managers will oversee the Portfolio and provide direction to the Manager, which may include establishing subcommittees of the Pool LLC Managers tasked with specific responsibilities associated with oversight of the Portfolio and investment managers.4

3. Independent Auditor. Finally, the Commission has required that entities receiving the requested relief provide audited financial statements to investors on an annual basis.5 Pool LLC will provide, audited financial statements to all investors annually.

B.	Consistency with Current Commission Policy and Purposes of the Act

Pool LLC’s priorities are consistent with the Commission’s focus on ensuring that every investment company properly “identifies and mitigates conflicts of interest and legal, compliance, financial, and operational risks.”6 As described above, Pool LLC, through the Pool

[4]	See Jeffrey LLC, supra note 3.

[5]	See Jeffrey LLC, supra note 3, Leaning Pine, supra note 3; Bessemer Securities LLC, supra note 3; THC Partners, supra note 3; Pitcairn Group, supra note 3; Bessemer Securities Corp., supra note 3; Richardson Corp., supra note 3; 5600, Inc., supra note 3; O-W Fund, supra note 3.

[6]	National Exam Program, Examination Priorities for 2014 (Jan. 9, 2014), https://www.sec.gov/about/offices/ocie/national-examination-program-priorities-2014.pdf. Accord National Exam Program, Examination Priorities for 2017 (Jan. 2017), https://www.sec.gov/about/offices/ocie/national-examination-program-priorities-2017.pdf (identifying conflicts of interest as a concern in various contexts). See also National Exam Program, Examination Priorities for 2016 (Jan. 2016), https://www.sec.gov/about/offices/ocie/national-examination-program-priorities-2016.pdf (specifically expressing concern about performance-based fees).

LLC Managers, will follow WCB’s approach and be highly proactive in this regard. As noted above, WCB has in effect a “Values Code” which will apply to Pool LLC and specifically address conflicts of interest. Also noted above, Pool LLC will have in place its own code of ethics which will be substantially similar to the code of ethics used by internally managed registered investment companies. The Pool LLC Managers’ review of compliance with legal and regulatory requirements, evaluation of operational risk management processes, and provision of periodic reports to investors, are designed to protect Pool LLC’s investors. Pool LLC represents that its efforts to mitigate conflicts of interest are at least as robust as those the Commission historically has required in similar exemptive relief.7

The control of Pool LLC by a single family, like WCB, serves to mitigate any actual or perceived conflict between management and investors. Pool LLC does not currently anticipate paying performance-based fees as described in Section 205(a)(1) of the Advisers Act. To the extent a future arrangement involves the payment of such fees, the Pool LLC Managers will have determined that such fees are in the best interest of Family Members insofar as they align with the interests of the Manager, or future investment adviser to Pool LLC, and with those of Family Members and/or for other reasons. Those interests could diverge, however, based on the financial circumstances of members, including their age or other sources of income. Any performance-based compensation arrangement that may be entered into in the future will comply with the requirements of Section 205(a)(1) of the Advisers Act and Rule 205-3 thereunder.

Pool LLC Managers will be compensated for their services, likely through an annual retainer and fees for meeting attendance and committee chairmanships. As noted above, at all times, a majority of the Pool LLC Managers will be Family Members. The Pool LLC Managers will be elected annually by the members of Pool LLC, all of whom are Family Members. In the event that the Pool LLC Managers are not serving the interests of Family Members as investors, Pool LLC’s members will have the ability through the election process to collectively replace one or more Pool LLC Managers.

VI. CONDITIONS OF RELIEF

Pool LLC agrees that the order of the Commission granting the requested relief shall be subject to the following conditions, which conditions shall continue for so long as Pool LLC seeks to rely on such relief:

1. Interests in Pool LLC have not been and will not be sold to the public. Pool LLC will neither admit as a new investor, nor permit the assignment or transfer of any interest in Pool LLC to, any individual or entity that is not a Family Member, other than a transfer directly to Pool LLC in redemption of such interest.

2. Pool LLC at all times will be wholly owned and controlled by Family Members.

[7]	In at least one prior application for which the Commission granted relief, individual investment professionals who were not members of the relevant family were entitled to receive carried interests. See Bessemer Securities Corp., supra note 3.

3. No person will serve as an investment adviser to Pool LLC which is not a registered investment adviser and which has not been approved by the Pool LLC Managers.

4. A majority of the Pool LLC Managers will consist of Family Members and may include independent managers elected by a majority of the members of Pool LLC, all of whom will be Family Members; provided, however, that if by reason of the death, disqualification or bona fide resignation of any director or directors, a majority of the directors are not Family Members, the vacancy or vacancies will be filled in order to reestablish such majority within 90 days (consistent with Act Rule 10e-1(a)).

5. Pool LLC will hold annual meetings of its members for the purpose of electing Pool LLC Managers and transacting such other business as may properly come before such meetings.

6. The Pool LLC Managers will meet no less frequently than quarterly per year to review Pool LLC’s investment portfolio to review compliance with all applicable investment restrictions and policies.

7. Pool LLC will not knowingly make available to any broker or dealer registered under the Securities Exchange Act of 1934, as amended, any financial information concerning Pool LLC for the purpose of knowingly enabling such broker or dealer to initiate any regular trading market in any interests in Pool LLC.

8. Pool LLC will provide to each member of Pool LLC annual financial statements audited by an independent public accountant.

9. Pool LLC will comply with the provisions set forth in subparagraphs (A)(i) and (B)(i) of Section 12(d)(1) as if Pool LLC were an investment company relying on the exemption set forth in Section 3(c)(1) and will not own more than 10% or more of the outstanding voting securities of another fund relying on Section 3(c)(1).

10. To the extent applicable, each Family Member charged a performance-based fee, as described in Section 205(a)(1) of the Advisers Act, by the Manager or any other future investment adviser to Pool LLC will be a “qualified client” as defined in Rule 205-3 under the Advisers Act.

VII. PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Pool LLC have been complied with in accordance with the organizational documents of Pool LLC, and the undersigned Manager of Pool LLC is fully authorized to execute this Application.

The authorization required by Rule 0-2(c) and the verification required by Rule 0-2(d) are attached to this Application as Exhibit A and Exhibit B, respectively. The name and address of Pool LLC and the name and address of the person to whom questions regarding this Application should be directed, required by Rule 0-2(f), are set forth herein.

VIII. CONCLUSION

For the reasons articulated above, Pool LLC believes that the foregoing requested exemption is necessary and appropriate in the public interest and is consistent with the protection of investors and the policies and purposes of the Act. Accordingly, Pool LLC requests that a notice of the filing of this Application be published and that an order thereafter be issued granting the relief requested herein, subject to the terms and conditions set forth herein, without the holding of a hearing thereon.

Pool LLC has caused this Application to be duly signed on its behalf on the 11th of June, 2021.

WCB Investment Pool LLC

By:	/s/ Carl J. Watry
Name:	Carl J. Watry
Title:	Manager

IX. EXHIBITS TO APPLICATION

The following materials are made a part of this Application and are attached hereto:

Exhibit A – Authorization for WCB Investment Pool LLC

Exhibit B – Verification of Application and Statement of Fact

EXHIBIT A

AUTHORIZATION FOR

WCB Investment Pool LLC

In accordance with Rule 0-2(c) under the Investment Company Act of 1940, Pool LLC states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of WCB Investment Pool LLC (“Pool LLC”).

Set forth below are the resolutions of the board of directors of W.C. Bradley Co., the sole member of W.C. Bradley Investments LLC, Pool LLC’s sole member, which authorize and direct the undersigned to execute and file this Application for an Order.

WHEREAS, on December 18, 2018, the Board of Directors (the “Board”) of W.C. Bradley Co. (the “Company”) authorized and directed the creation of a subsidiary of W.C. Bradley Investments LLC in the name of WCB Investment Pool LLC (the “Pool LLC”) to invest and reinvest the proceeds from the August 2017 sale of shares of stock in The Coca-Cola Company; and

WHEREAS, the Finance Committee of the Board (the “Finance Committee”) has been advised of the benefits of obtaining an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for exemption of the Pool LLC from all provisions of the 1940 Act and all rules and regulations thereunder; and

WHEREAS, on December 18, 2018 the Finance Committee discussed with the Board the potential creation of a “sidecar” entity outside of the current Company structure and the Company’s advisors have suggested that the Pool LLC could be employed for this purpose if exemption from the 1940 Act is obtained; and

WHEREAS, the Company's advisors have established that the filing of an application for exemption (the “Exemptive Application”) on behalf of the Pool LLC and any approval by the SEC shall occur prior to any actual transformation of the Pool LLC to a sidecar entity; and

WHEREAS, the Board deems it advisable and in the best interest of the Company that the Exemptive Application be filed on behalf of the Pool LLC; now therefore,

BE IT RESOLVED, that the authorized officers of the Company, together with the managers and officers of W.C. Bradley Investments LLC and the Pool LLC, shall be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Pool LLC, to cause to be prepared, executed, delivered and filed with the SEC the Exemptive Application, as determined necessary and appropriate; and

A-1

FURTHER RESOLVED, that the authorized officers of the Company, together with the managers and officers of W.C. Bradley Investments LLC and the Pool LLC, shall be, and each hereby is, authorized, empowered and directed, in the name and on behalf of the Pool LLC, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by the authorized officers of the Company, and authorized managers and officers of the W.C. Bradley Investments LLC and the Pool LLC, on or prior to the date hereof, in the name and on behalf of the Pool LLC in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Pool LLC; and

FURTHER RESOLVED, that the authorized officers of the Company, and authorized managers and officers of the W.C. Bradley Investments LLC and the Pool LLC be, and each hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the authorized officers of the Company may deem necessary and to identify by such authorized officer's signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Attested:

WCB Investment Pool LLC

By:	/s/ Carl J. Watry
Name:	Carl J. Watry
Title:	Manager

Date:	June 11, 2021

A-2

EXHIBIT B

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

The undersigned states that he has duly executed the attached Application, dated June 11, 2021, for and on behalf of WCB Investment Pool LLC (“Pool LLC”); that he is the Manager of Pool LLC; and that all action by Pool LLC’s sole member, managers, the board of directors of W.C. Bradley Co., and other bodies necessary to authorize the undersigned to execute and file the Application has been taken. The undersigned further states that he is familiar with the Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

By:	/s/ Carl J. Watry
Name:	Carl J. Watry
Title:	Manager

Date:	June 11, 2021

B-1